FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

18 March 2022

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

On 18 March 2022, HSBC Holdings plc issued US$415,000,000 Zero Coupon Notes due 2052 under its Debt Issuance Programme (the 'Notes').

Application has been made to list the Notes on the Official List of the Financial Conduct Authority and to trade the Notes on the Main Market of the London Stock Exchange plc. Application has also been made to list and trade the Notes on the Taipei Exchange.

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Ankit Patel	+44 (0) 20 7991 9813	ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,958bn at 31 December 2021, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 18 March 2022